Exhibit 1

BY COURIER AND FACSIMILE

March 5, 2009

Rishi Varma, Esq.

Corporate Secretary

Trico Marine Services, Inc.

3200 Southwest Freeway

Suite 2950

Houston, Texas 77027

Re: Annual Meeting of the Stockholders of Trico Marine Services, Inc.

Dear Mr. Varma:

This letter (the “Notice Supplement”) supplements the notice letter dated February 27, 2009 (together with the annexes attached thereto, the “Notice Letter”) from Kistefos AS (“Kistefos”) to you, setting forth nominations and proposals to be considered at the 2009 annual meeting of the stockholders of Trico Marine Services, Inc. (the “Company”), including any adjournments, reschedulings, continuations or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”).

In accordance with Section 7 of Article II of the Eighth Amended and Restated Bylaws (the “Bylaws”) of the Company, Kistefos hereby submits the additional proposal of other business to be considered at the Annual Meeting set forth below.  The business to be transacted at the Annual Meeting shall now include, in addition to the proposals included in the Notice Letter, the following proposal:

Proposal.  The adoption of an amendment to Section 2 of Article III of the Bylaws, which shall be deleted and replaced it in its entirety with the following:

“Section 2. Quorum. Unless otherwise provided in the Certificate of Incorporation, seven directors shall constitute a quorum for the transaction of business of the Board of Directors and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.  This Section 2 of Article III shall not be amended or repealed by the Board of Directors without a unanimous vote of all of the directors then serving on the Board of Directors.”

We have enclosed in Annex I hereto additional information concerning the nominations and proposals, as required by Section 7(a)(3)(xv) of Article II of the Bylaws.  This information, together with the information provided in the Notice Letter, is all the information that would be required as of the date hereof to be disclosed in a proxy statement regarding solicitations for proxies for election of directors pursuant to Section 14 under the Exchange Act (the “Exchange Act”) and the rules and regulations promulgated thereunder.

To the extent that information set forth at any point in this Notice Supplement is responsive to a specific item below, each such item shall be deemed to incorporate such information, no matter where such information appears in this Notice Supplement, and the information contained in the Notice Letter shall be deemed to be incorporated herein, whether or not such information is specifically referenced herein. All information set forth herein relating to any person other than Kistefos and the Kistefos Nominees is given only to the knowledge of Kistefos as of the date hereof.  To the extent additional information is provided regarding the persons making the solicitation, such information is provided voluntarily for context or completeness.

The information included or referenced herein represents Kistefos’ knowledge as of the date hereof.  Kistefos reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although Kistefos does not commit to update any information which may change from and after the date hereof except to the extent required under the Company’s Bylaws as of the date hereof.

Please direct any questions or correspondence regarding this letter to our counsel, Frode Jensen, Esq., of Holland & Knight LLP, via mail at 195 Broadway, New York, New York 10007, by telephone at (212) 513-3462, by facsimile at (212) 385-9010 or by e-mail at Frode.Jensen@hklaw.com.

KISTEFOS AS

/s/ Åge Korsvold
By: Åge Korsvold
Title: Chief Executive Officer

cc:	Joseph S. Compofelice
Myles W. Scoggins

Encls.